AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 1994

                                             Registration No. 33-50825

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM S-3
                             AMENDMENT NO. 1 to
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933

                             USF&G CORPORATION
          (Exact name of Registrant as specified in its charter)
         Maryland                                           52-1220567
(State or other jurisdiction                             (I.R.S. Employer
    of incorporation)        100 Light Street           Identification No.)
                         Baltimore, Maryland 21202
                              (410) 547-3000
          (Address, including zip code, and telephone number,
   including area code, of Registrant's principal executive offices)
                           John A. MacColl, Esq.
                   Senior Vice President--General Counsel
                             USF&G Corporation
                             100 Light Street
                        Baltimore, Maryland  21202
                              (410) 547-3000
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                 Copy to:
                          Robert K. Burgess, Esq.
                             Latham & Watkins
                          Sears Tower, Suite 5800
                          Chicago, Illinois  60606

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. _X_



    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             250,000 Shares
                           USF&G Corporation

          $10.25 Series B Cumulative Convertible Preferred Stock

    All of the shares of $10.25 Series B Cumulative Convertible Preferred Stock, $50.00 par value ("Series B Preferred Stock") of USF&G Corporation (the "Corporation") covered by this Prospectus are to be offered and sold from time to time after the date of this Prospectus by RAS Trading, L.P. (the "Selling Stockholder"). See "Selling Stockholder." The shares may be sold directly by the Selling Stockholder or indirectly through brokers or to underwriters or dealers, in each case in the over-the-counter market or in negotiated transactions or otherwise, at prices to be negotiated at such time and noted on a confirmation of any such sale. The Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares of Series B Preferred Stock. See "Plan of Distribution." The Corporation will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Use of Proceeds."

    Dividends on the Series B Preferred Stock at an annual rate of $10.25 per share are cumulative and are payable quarterly on January 31, April 30, July 31, and October 31. Each share of Series B Preferred Stock has a preference upon liquidation of $100.00 per share plus accrued and unpaid dividends. The shares of Series B Preferred Stock proposed to be sold hereunder were issued in three subseries designated Series B Preferred Stock 1995, Series B Preferred Stock 1996 and Series B Preferred Stock 1997. The Series B Preferred Stock will be redeemable, in whole or in part, at the option of the Corporation, at the Redemption Prices set forth herein, as follows: the Series B Preferred
Stock 1995, at any time on and after June 1, 1994; the Series B Preferred Stock 1996, at any time on and after June 1, 1995; and the Series B Preferred Stock 1997, at any time on and after June 1, 1996. No redemption may be made prior to June 1, 1997 unless the closing price of the Common Stock exceeds 150 percent of the Series B Preferred Stock conversion price and subject to certain other conditions. In addition, if certain change in control events should occur, then at the election of each holder of Series B Preferred Stock, the Corporation will seek to issue and sell additional nonredeemable equity securities and apply the net proceeds thereof to redeem the holder's shares of Series B Preferred Stock, but only if and to the extent any such proceeds are raised. See "Description of Series B Preferred Stock."


    The Series B Preferred Stock is convertible, at the option of the holder, into Common Stock, $2.50 par value, of the Corporation (the "Common Stock") at any time, unless previously redeemed, at a rate of 8.316 shares of Common Stock for each share of Series B Preferred Stock (equivalent to a conversion price of $12.025 per share of Common Stock), subject to adjustment in certain events. On January 14, 1994, the reported last sale price of the Common Stock on the New York Stock Exchange was $15 per share. See "Description of Series B Preferred Stock."

    See "Special Considerations" for certain information relevant to an investment in the Series B Preferred Stock.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is January 18 ,1994

                           AVAILABLE INFORMATION

    The Corporation is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus contains information concerning the Corporation, but does not contain all of the information set forth in the Registration Statement and exhibits thereto which the Corporation has filed with the Commission under the Securities Act of 1933 (the "Securities Act"). Such reports, proxy or information statements, Registration Statement and exhibits and other information filed by the Corporation with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York,
New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy or information statements, Registration Statement and exhibits and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock
Exchange, Inc., 301 Pine Street, San Francisco, California 94104, and 233 South Beaudry Avenue, Los Angeles, California 90012.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Corporation hereby incorporates by reference in this Prospectus (1) its Annual Report on Form 10-K for the year ended
December 31, 1992, as amended on July 13, 1993, under File No. 1-8233
(the "Form 10-K"), including such portion of the Corporation's proxy statement for its annual meeting of stockholders held May 12, 1993 as is incorporated in the Form 10-K by reference, (2) its Quarterly Report on Form 10-Q for the three months ended March 31, 1993, under File No. 1-8233
(3) its Quarterly Report on Form 10-Q for the six months ended June 30, 1993, under File No. 1-8233, and (4) its Quarterly Report on Form 10-Q for the nine months ended September 30, 1993, under File No. 1-8233 (items 2, 3, and 4 are collectively referred to as the "Form 10-Q's").


    All documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Series B Preferred Stock shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Corporation will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: USF&G Corporation, 100 Light Street, Baltimore, Maryland 21202, Attention: John F. Hoffen, Jr., Secretary, telephone (410) 547-3000.

                             THE CORPORATION

    USF&G Corporation (the "Corporation") is a holding company whose principal subsidiaries are engaged in writing property/casualty insurance and life insurance/annuities.
Property/casualty insurance is written primarily by United
States Fidelity and Guaranty Company, founded in 1896, and is sold through independent agents supported by the Company's underwriting, marketing, administrative and claim services offices located throughout the United States. Life insurance and annuities are written primarily by Fidelity and Guaranty
Life Insurance Company, founded in 1959, and are sold throughout the United States through independent agents. The Corporation is incorporated in Maryland, and its principal executive office is located at 100 Light Street, Baltimore, Maryland 21202, telephone (410) 547-3000.


                          SPECIAL CONSIDERATIONS

    Prospective purchasers should carefully consider the following factors, among others, in evaluating an investment in the Series
B Preferred Stock.

    No Prior Market; Determination of Offering Price. Prior to the offering of shares of Series B Preferred Stock and except for the initial issuance of shares to certain institutional shareholders in June 1991, there has been no offering of Series
B Preferred Stock. The price for the shares will be determined from time to time by the Selling Stockholder through negotiation directly with prospective purchasers or with underwriters, broker/dealers or agents. Such price may not be indicative of the price at which a purchaser may be able to resell such shares. See "Plan of Distribution."

    Absence of Ready Market. The Company currently does not expect to apply to list shares of the Series B Preferred Stock on the New York Stock Exchange or on any other securities exchange or to otherwise register such shares with any quotation service.
As a result, it is not expected that there will be a market for the resale of the shares of Series B Preferred Stock; therefore, a purchaser of Series B Preferred Stock may be unable to sell or otherwise dispose of all or any portion of such shares.

    Control of Class by Affiliates of General Electric. Entities managed or advised by General Electric Investment Corporation own in the aggregate 1,000,000 shares of the Series B Preferred Stock. For so long as such entities own such shares, such entities will be able to control the voting with respect to any matter upon which the holders of the Series B Preferred Stock may be entitled to vote as a single class. See "Description of Series B Preferred Stock" and "Description of Series B Preferred Stock -- Voting Rights."


    Insurance Holding Company. Because the operations of the Corporation are conducted through its subsidiaries, the Corporation is dependent on dividends from its subsidiaries to meet its obligations and as a source of funds for the payment of dividends on its preferred stock, including the Series B Preferred Stock. There are regulatory restrictions on payment of dividends by insurance subsidiaries that may limit the Corporation's ability to receive funds from its subsidiaries. The Maryland Insurance Commissioner's approval is required for any dividend payment from a Maryland insurance subsidiary to its holding company which exceeds 10% of the subsidiary's policyholders' surplus. During 1993, $147 million in dividends is available for payment to the Corporation from its insurance subsidiaries without prior approval from the Maryland Insurance Commissioner. Of this amount, $94 million of the dividends have been paid through September 30, 1993.



                           RATIO OF CONSOLIDATED
                           EARNINGS TO COMBINED
                       FIXED CHARGES AND PREFERRED
                             STOCK DIVIDENDS

    The historical ratios of consolidated earnings to combined fixed charges and preferred stock dividends of the Corporation for the nine months ended September 30, 1993 and 1992 and for each of the five years ended December 31, 1992 are as follows:
                  Nine Months
                  Ended September 30,        Years Ended December 31,
                  1993      1992     1992     1991     1990     1989     1988
Ratio  . . . . . . 1.3        .8       .8      (A)      (B)      2.4      4.0

(A) The Corporation had a net loss for the year ended December 31, 1991, and earnings were inadequate to cover combined fixed charges and preferred stock dividends by $186 million for the year ended December 31, 1991.

(B) The Corporation had a net loss for the year ended December 31, 1990, and earnings were inadequate to cover combined fixed charges and preferred stock dividends by $452 million for the year ended December 31, 1990.


    The ratios were determined by dividing consolidated earnings by total fixed charges and preferred stock dividends. Earnings consist of income from continuing operations before considering income taxes, the cumulative effect of accounting changes, and fixed charges. Fixed charges consist of interest, that portion of rentals which is deemed to be an appropriate interest factor, and preferred stock dividend requirements.

                               USE OF PROCEEDS

    The Corporation will receive no part of the proceeds from the sale by the Selling Stockholder of the shares of Series B Preferred Stock offered hereby. The Corporation will bear all expenses in connection with the registration and sale of the shares being sold by the Selling Stockholder, except for underwriting discounts and commissions and transfer taxes, if any, with respect to such shares. Such expenses are estimated to be $36,000.

                           SELLING STOCKHOLDER

    RAS Trading, L.P. (the "Selling Stockholder") is the beneficial owner of 250,000 shares of the Series B Preferred Stock of the Corporation, and has sole voting and investment power over the shares that it so beneficially owns. The shares of Series B Preferred Stock held by the Selling Stockholder at the beginning of the offering proposed hereby represent 19.23% of the total shares of Series B Preferred Stock issued and outstanding. The shares of Series B Preferred Stock held by the Selling
Stockholder are divided into subseries as follows:  125,000
shares of Series B Preferred Stock 1995; 62,500 shares of Series
B Preferred Stock 1996; and 62,500 shares of Series B Preferred Stock 1997. In connection with the offering described in this Prospectus, the Selling Stockholder may offer from time to time all 250,000 of its shares of the Series B Preferred Stock for its own account and upon completion of the offering will own no other shares of Series B Preferred Stock. Neither the Selling Stockholder nor its general partners or officers have held any position or office, or have had any other material relationship with the Corporation or any of its predecessors or affiliates, within the past three years.

                          PLAN OF DISTRIBUTION

    The Series B Preferred Stock and Common Stock issuable upon conversion thereof which are offered hereby may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer the Series B Preferred Stock and such Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder or the purchasers of Series B Preferred Stock and Common Stock for whom they may act as agent. Any underwriters, broker/dealers or agents that participate in the distribution of the Series B Preferred Stock and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Series B Preferred Stock and Common Stock received by them or any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Series B Preferred Stock and Common Stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The price for the shares of Series B Preferred Stock to be sold hereunder will be determined from time to time by the Selling Stockholder through negotiation directly with prospective purchasers or with underwriters, broker/dealers or agents. The sale of the Series B Preferred Stock and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Series B Preferred Stock or the Common Stock may be listed or quoted at the time of sale (only the Common Stock is presently listed on a national securities exchange, and the Corporation currently has no intention to list the Series B Preferred Stock), (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market. At the time a particular offering of the Series B Preferred Stock and the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of Preferred Stock and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

    To comply with the securities laws of certain jurisdictions, if applicable, the Series B Preferred Stock and Common Stock issuable on conversion will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Series B
Preferred Stock and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

    The Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Series B Preferred Stock and Common Stock by the Selling Stockholder. The foregoing may affect the marketability of the Series B Preferred Stock and the Common Stock issuable on conversion thereof.

    The Selling Stockholder acquired the shares of Series B Preferred Stock offered hereby from American General Corporation. Pursuant to the Stock Purchase Agreement dated June 3, 1991 (the "Stock Purchase Agreement") to which American General Corporation was a party, certain registration and other rights have devolved to the Selling Stockholder. Under the Stock Purchase Agreement, all expenses of the registration of the Series B Preferred Stock and Common Stock will be paid by the Corporation, including, without limitation, filing fees of the Commission, expenses of compliance with state securities or "blue sky" laws and fees and expenses of legal counsel to the Selling Stockholder; provided, however, that the Selling Stockholder will pay all underwriting discounts and selling commissions, if any. The Selling Stockholder will be indemnified by the Corporation against certain civil liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection therewith.

                 DESCRIPTION OF SERIES B PREFERRED STOCK

    Under the Corporation's Articles of Incorporation ("Charter"), the Corporation is authorized to issue 12,000,000 shares of preferred stock, $50.00 par value per share, in one or more series, with such terms as are determined by the Board of Directors. Pursuant to the Articles Supplementary to the Charter adopted by the Board (the "Articles Supplementary"), the Board has classified 1,300,000 shares of the preferred stock as $10.25 Series B Cumulative Convertible Preferred Stock. The 1,300,000 shares of Series B Preferred Stock were issued in three subseries: 650,000 shares of the "Series B Cumulative Convertible Preferred Stock 1995" (the "Series B Preferred
Stock 1995"); 325,000 shares of the "Series B Cumulative Convertible Preferred Stock 1996" (the "Series B Preferred
Stock 1996"); and 325,000 shares of the "Series B Cumulative Convertible Preferred Stock 1997" (the "Series B Preferred Stock 1997"). Of the shares of Series B Preferred Stock being offered hereby, 125,000 shares are Series B Preferred Stock 1995, 62,500 shares are Series B Preferred Stock 1996, and 62,500 shares are Series B Preferred Stock 1997. Each of the subseries of Series
B Preferred Stock has the same rights except with respect to the timing of the Corporation's right to redeem such shares. See "Description of Series B Preferred Stock -- Redemption."

    The Series B Preferred Stock was first issued pursuant to a Stock Purchase Agreement dated June 3, 1991 (the "Stock Purchase Agreement"). Entities managed or advised by General Electric Investment Corporation, including General Electric Pension Trust and Employers Reinsurance Corporation (collectively, "General Electric Investment Corp."), acquired 1,000,000 shares of Series B Preferred Stock and The Dreyfus Fund Incorporated acquired 50,000 shares. Neither General Electric Investment Corp. nor The Dreyfus Fund Incorporated have sold any of their respective shares of Series B Preferred Stock. Under the Stock Purchase Agreement, General Electric Investment Corp. and The Dreyfus Fund have certain rights to require the Corporation to register their shares of the Series B Preferred Stock (and the Common Stock into which the Series B Preferred Stock may be converted) to facilitate their resale of such shares.

    The following description of the terms and provisions of the shares of Series B Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles Supplementary, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference. See "Description of Capital Stock." The Corporation will provide a copy of the Charter, including the Articles Supplementary, upon request to holders of the Series B Preferred Stock.

General

    The Series B Preferred Stock is fully paid and nonassessable.
The holders of the Series B Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Corporation or any other securities of the Corporation convertible into or carrying rights or options to purchase any such shares.

Ranking

    The Series B Preferred Stock ranks on a parity as to payment of dividends and upon liquidation with the Series A Preferred Stock and the Series C Preferred Stock of the Corporation. See
"Description of Capital Stock."   So long as any shares of
Series B Preferred Stock remain outstanding, the Corporation may not, without the consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock voting as a single class: (i) issue any class or series of capital stock that ranks senior to the Series B Preferred Stock as to payment of dividends or upon liquidation; (ii) increase the number of authorized shares of preferred stock or create any new class or series of stock which ranks on a parity with the Series A
Preferred Stock, Series B Preferred Stock and Series C Preferred Stock; or (iii) reissue any shares of Series B Preferred Stock that have been redeemed. In addition, under the Articles Supplementary to the Charter under which the Series A and Series
C Preferred Stock were established, the approval of a majority of the outstanding shares of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and any other stock ranking on a parity with such preferred stock as to dividends and upon liquidation (each a "Parity Stock"), voting together as a single class, is required in order to take any action that would result in an increase in the number of authorized shares of preferred stock or to create any other class of capital stock (other than any other series of preferred stock) ranking on a parity with such preferred stock as to dividends and upon liquidation.

Dividends

    Holders of shares of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of assets of the Corporation legally available for payment, cumulative cash dividends at the rate per annum of $10.25 per share. Dividends on the Series B Preferred Stock are payable quarterly, in arrears, on January 31, April
30, July 31, and October 31 of each year at such annual rate. Dividends payable on the Series B Preferred Stock for any period greater or less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

    All dividends declared on the Series B Preferred Stock for any dividend period and on any class or series of stock of the Corporation ranking on a parity with the Series B Preferred
Stock as to dividends shall be declared pro rata so that the amounts of dividends per share declared for such period on the Series B Preferred Stock and on any class or series of stock ranking on a parity with the Series B Preferred Stock as to dividends that were outstanding during such period shall in all cases bear to each other the same proportions that the respective dividend rates of such stock for such period bear to each other.

    The Corporation shall not (i) declare or pay any dividend or other distribution with respect to any junior stock of the Corporation, (ii) redeem or set apart funds for the purchase or redemption of any junior stock through a sinking fund or otherwise, or (iii) purchase any shares of Series B Preferred Stock or any Parity Stock (except for consideration payable in junior stock) or redeem fewer than all of the shares of Series B Preferred Stock or any Parity Stock then outstanding, unless in each case all accrued and unpaid dividends with respect to the Series B Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends or such dividends or payments are payable solely in shares of junior stock. "Junior stock" means the Common Stock and any other class of capital stock of the Corporation now or hereafter issued and outstanding that ranks junior in priority as to the payment of dividends and upon liquidation to the Series B Preferred Stock.

Redemption

    The Series B Preferred Stock is redeemable at the option of the Corporation, in whole or in part, at any time or from time to time, as follows: the Series B Preferred Stock 1995, at any time on and after June 1, 1994; the Series B Preferred Stock
1996, at any time on and after June 1, 1995; and the Series B Preferred Stock 1997, at any time on and after June 1, 1996.
Such redemption may be effected on not less than thirty (30) nor more than forty-five (45) days notice. The "Redemption Price" per share for any redemption effected on or after June 1, 1994 and prior to June 1, 1997 shall be equal to the Liquidation
Value (as defined below) plus accrued and unpaid dividends to the redemption date. The Redemption Price per share for any redemption effected on or after June 1, 1997 shall be equal to the Liquidation Value plus accrued and unpaid dividends to the redemption date, plus a premium as provided in the following table:

                                              Redemption
    Year                                        Premium

    June 1, 1997 to May 31, 1998...........     $4.100
    June 1, 1998 to May 31, 1999...........      3.075
    June 1, 1999 to May 31, 2000...........      2.050
    June 1, 2000 to May 31, 2001...........      1.025
    June 1, 2001 and thereafter............          0

Notwithstanding the foregoing, no redemption may be effected at the option of the Corporation prior to June 1, 1997 unless the closing price of the Common Stock exceeds 150% of the then current Series B Conversion Price (as defined below) on the date notice of redemption is given and for each of the twenty (20) prior consecutive trading days.

    On and after the date fixed for redemption, dividends shall cease to accrue on the Series B Preferred Stock so called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of the Corporation, including the right to convert such shares into shares of Common Stock, shall cease except the right to receive the monies payable upon such redemption, without interest, upon surrender of the certificates evidencing such shares.

    In addition, in the event that there shall occur a "change in control" (as defined below) of the Corporation, then, at the election of each holder of Series B Preferred Stock, the Corporation will use its best efforts to issue and sell additional nonredeemable (except at the option of the Corporation) equity securities and apply the net proceeds thereof to redeem the Series B Preferred Stock, but only if and to the extent any such proceeds are raised. In such event, the "Redemption Price" per share shall be equal to the Liquidation Value plus accrued and unpaid dividends to the redemption date, plus a premium as provided in the following table:

                                              Redemption
    Year                                        Premium

    June 1, 1993 to May 31, 1994..........      $8.200
    June 1, 1994 to May 31, 1995..........       7.175
    June 1, 1995 to May 31, 1996..........       6.150
    June 1, 1996 to May 31, 1997..........       5.125
    June 1, 1997 to May 31, 1998..........       4.100
    June 1, 1998 to May 31, 1999..........       3.075
    June 1, 1999 to May 31, 2000..........       2.050
    June 1, 2000 to May 31, 2001..........       1.025
    June 1, 2001 and thereafter...........           0

The term "change in control" means any acquisition, in one or more related transactions, by any person or group of 50% or more of the combined voting power of the outstanding voting securities of the Corporation, a sale of substantially all of the assets of the Corporation, or a merger of the Corporation with or into another person which results in the exchange, conversion, reclassification or cancellation of the Common Stock of the Corporation.

Liquidation Preference

    The amount which the holders of shares of Series B Preferred Stock shall be entitled to receive in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be $100.00 per share (the "Liquidation Value"), plus an amount per share equal to all dividends accrued and unpaid thereon to the date of such liquidation, dissolution or winding up.

    Upon any such liquidation, dissolution or winding up, the preferential amounts with respect to the Series B Preferred Stock and any Parity Stock shall be distributed pro rata in accordance with the aggregate preferential amounts of the Series B Preferred Stock and such other Parity Stock, if any, out of or to the extent of the net assets of the Corporation legally available for such distribution, before any distributions are made with respect to any junior stock. After payment in full of the liquidation price of the Series B Preferred Stock, the holders of such shares are not entitled to any further participation in any distribution of assets by the Corporation. Neither a consolidation or merger of the Corporation with another corporation nor a sale or transfer of all or substantially all of the Corporation's assets for cash or securities nor a statutory share exchange will be considered a liquidation, dissolution or winding up of the Corporation.

Voting Rights

    Except as indicated below, or except as expressly required by applicable law, the holders of shares of Series B Preferred
Stock will have no voting rights.

    If on the record date for any meeting of shareholders dividends on the Series B Preferred Stock or any outstanding Parity Stock are cumulatively in arrears in the amount of two or more full quarterly dividends, the number of directors of the Corporation will be increased by two and the holders of shares of Series B Preferred Stock, voting together as a class with the holders of any other class or series of Parity Stock, will have the right to elect two directors to the Corporation's Board of Directors to fill such newly created directorships until all such dividends have been paid in full. In such event or in the case of any other matter where the holders of Series B Preferred
Stock are to vote with holders of Parity Stock as a single class, holders of Series B Preferred Stock shall have a number of votes per share determined by dividing the Liquidation Value of such share by $50.00.

    The approval of two-thirds of the outstanding shares of Series B Preferred Stock voting as a single class is required in order to: (i) authorize the issuance of any capital stock which would rank senior to the Series B Preferred Stock as to payment of dividends or upon liquidation; (ii) increase the number of authorized shares of preferred stock or create any new class of stock or series of preferred stock which ranks on a parity with the Series B Preferred Stock and Parity Stock; (iii) reissue any shares of Series B Preferred Stock that have been redeemed; or
(iv) amend the Charter of the Corporation to affect materially and adversely the rights of the holders of the Series B
Preferred Stock. In addition, under the Articles Supplementary to the Charter under which the Series A and Series C Preferred Stock were established, the approval of a majority of the outstanding shares of Series B Preferred Stock and Parity Stock, voting together as a single class, is required in order to increase the number of shares of preferred stock authorized in the Charter or to create any other class of stock (but not any other series of preferred stock) ranking on a parity with such preferred stock as to dividends and upon liquidation.

    Entities managed or advised by General Electric Investment Corporation own in the aggregate 1,000,000 shares of the Series B Preferred Stock. For so long as such entities own such shares, such entities will be able to control the voting with respect to any matter upon which the holders of the Series B Preferred Stock may be entitled to vote as a single class.

Conversion Rights

    At the option of the holders of the Series B Preferred Stock, such shares may be converted into that number of shares of Common Stock of the Corporation determined by dividing the Liquidation Value per share by the applicable conversion price. Accrued dividends will be paid in cash upon conversion of the Series B Preferred Stock. The initial conversion price for the Series B Preferred Stock is $12.025 per share (the "Series B Conversion Price") which is equivalent to 8.316 shares of Common Stock per converted share of Series B Preferred Stock.

    The Series B Conversion Price is subject to adjustment in certain events, including stock dividends, subdivisions, splits and combinations; distributions of rights or warrants to purchase Common Stock at less than the then current market price; and distributions to all holders of Common Stock of evidence of indebtedness or assets of the Corporation (other than regular quarterly Common Stock dividends consistent with the Corporation's current dividend policy and future dividends payable out of consolidated earned surplus or current earnings).

    Conversion of shares of Series B Preferred Stock may be effected by delivering certificates evidencing the shares to be converted, together with written notice of conversion and a proper assignment of such certificates to the Corporation or in blank, to the office to be maintained by the Corporation for that purpose. Conversion shall be deemed to have been effected on the date when the aforesaid delivery is made. The Corporation shall issue and deliver to or upon the written order of such holder certificates for the number of full shares of Common Stock to which such holder is entitled with respect to the shares of Series B Preferred Stock so converted. Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests, based on the then current market price per share of Common Stock.

Rights Under the Stock Purchase Agreement

    Certain "Significant Holders" (defined below) of shares of Series B Preferred Stock are given additional rights pursuant to the Stock Purchase Agreement. The following description of the terms and provisions of the Stock Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference The term "Significant Holder" means any holder of $1,000,000 or more in aggregate Liquidation Value of Series B Preferred Stock. Restrictions or other provisions in the Stock Purchase Agreement which relate solely to shares of Series B Preferred Stock other than shares purchased by American General Corporation and now owned by the Selling Stockholder, do not apply to the shares of Series B Preferred Stock offered hereby.

    Financial Statements and Other Reports. So long as any shares of Series B Preferred Stock remain outstanding, the Corporation is obligated to deliver certain financial statements and other reports to Significant Holders. Such financial statements and reports shall include all quarterly and annual financial reports and statements of the Corporation and its consolidated subsidiaries, other documents filed by the Corporation with the Commission or otherwise delivered to the Corporation's stockholders, and additional financial data as such Significant Holder may reasonably request. In connection therewith, Significant Holders have certain rights of access to the Corporation's independent public accountants.

    Additional Information. With respect to the insurance subsidiaries of the Corporation, each Significant Holder shall also be provided with the statutory financial statements of such insurance subsidiaries, the final report on any tri-annual examination of the financial condition and operation of such insurance subsidiaries, and certain other information specified.

    Board Nominee. So long as GE Investment Private Placement Partners I, Limited Partnership ("GE Partners") is the beneficial owner of any shares of Series B Preferred Stock or Common Stock issued upon conversion thereof, the Corporation will nominate, as a candidate for election to the Board of Directors, a person who is reasonably acceptable to the then current Board who is designated by GE Partners. If GE Partners no longer beneficially owns any such shares, then such right to designate a candidate will devolve to the holders representing 50% or more of the Series B Preferred Stock held by Significant Holders.

    Inspection of Property. So long as any shares of Series B Preferred Stock remain outstanding, the Corporation will permit each Significant Holder or its designee to visit and inspect the properties of the Corporation and to discuss the affairs, finances and accounts of the Corporation with the principal officers and auditors of the Corporation, all at such reasonable times during business hours as any Significant Holder may reasonably request. Information so obtained by a Significant Holder shall remain subject to certain confidentiality measures.

    Dividend Payments. Any Significant Holder of recognized standing may require the Corporation to make dividend payments on shares of Series B Preferred Stock held by such person by wire transfer of immediately available funds.

    Covenants. The Corporation is also subject to other covenants regarding its operations as described in the Stock Purchase
Agreement.

    Amendments to the Stock Purchase Agreement. In general, the Stock Purchase Agreement may be amended upon the Corporation obtaining the written consent to such amendment given by the holders of at least 66-2/3% of the shares of the Series B Preferred Stock purchased pursuant thereto outstanding at the time such consent is given. The foregoing does not apply to an amendment which would affect the time or amount of any required payment, adversely affect the conversion or preference rights of the Series B Preferred Stock, or reduce the percentage of the aggregate number of shares of the Series B Preferred Stock required with respect to any consent, all of which shall require the consent of the holders of all of the Series B Preferred Stock at the time outstanding. The provisions of the Stock Purchase Agreement regarding restrictions on transfer and registration rights may not be amended without the consent of the holders of at least 66-2/3% of the shares of Series B Preferred Stock then outstanding and of at least 66-2/3% of the shares of Common Stock constituting "restricted securities" (as defined in the Stock Purchase Agreement) at the time issued or issuable upon conversion of all the Series B Preferred Stock then outstanding. No provision of the Stock Purchase Agreement applicable only to Significant Holders may be amended without the consent of the holders of at least 66-2/3% of the shares of Series B Preferred Stock held by such Significant Holders.

                       DESCRIPTION OF CAPITAL STOCK

General

    The authorized capital stock of the Corporation consists of 240,000,000 shares of common stock, $2.50 par value (the "Common Stock") and 12,000,000 shares of preferred stock, $50.00 par value, of which 4,000,000 shares are classified as $4.10 Series A Convertible Exchangeable Preferred Stock, 1,300,000 shares are classified as Series B Cumulative Convertible Preferred Stock, 1,000 shares are classified as 11% Preferred Stock (the "11% Preferred Stock"), 3,800,000 shares are classified as $5.00 Series C Cumulative Convertible Preferred Stock and 1,200,000 are classified as Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of January 17, 1994, there were issued and outstanding 85,039,534 shares of Common Stock, 4,000,000 shares of Series A Preferred Stock, 1,300,000 shares of Series B Preferred Stock and 3,800,000 shares of Series C Preferred Stock. No shares of 11% Preferred Stock or Junior Preferred Stock are currently outstanding.


    The following summary of the terms of the Corporation's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Maryland law and the Corporation's Charter.

    The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and 11% Preferred Stock rank on a parity with each other and rank senior to the Junior Preferred Stock and the Common Stock as to dividends and upon liquidation.

    The Transfer Agent and Registrar for the Corporation's Common
Stock, Series A Preferred Stock, Series B Preferred Stock,
Series C Preferred Stock and Junior Preferred Stock is First
Chicago Trust Company, New York, New York.

Common Stock

    Each holder of Common Stock is entitled to one vote for each share of Common Stock held. Cumulative voting for the election of directors is not provided for in the Charter or the by-laws. Subject to the prior rights of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Junior Preferred Stock and any other preferred stock which may be classified and issued, the holders of the Common Stock of the Corporation are entitled to receive, pro-rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are also entitled to share, pro-rata, in any other distribution to stockholders. There are no redemption or sinking fund provisions and no direct limitations in any indenture or agreement on the payment of dividends. Payment of dividends by the Corporation is not subject to restrictions under the Maryland Insurance Code. However, payment of dividends to the Corporation by its insurance subsidiaries is subject to certain restrictions under Maryland and other state insurance laws. Such restrictions as well as other contractual restrictions may limit the amount of dividends that may be paid
by the Corporation.   See "Special Considerations -- Insurance
Holding Company."

Series A Preferred Stock

    Subject to the limitations discussed herein, the holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cumulative dividends at the annual rate of $4.10 per share and no more, payable quarterly, in arrears, on January 31, April 30, July 31 and October 31 in each year.
Unless full cumulative dividends on all outstanding Series A Preferred Stock and any other class of preferred stock ranking on a parity with the Series A Preferred Stock have been paid, the Corporation will not declare or pay any dividend on or set aside or apply any amount to the redemption or purchase of, any shares of the Common Stock or on any other class of stock ranking junior to the Series A Preferred Stock (except for dividends payable only in, or rights to subscribe for or purchase, shares of junior stock).

    Holders of Series A Preferred Stock have limited voting rights similar to those of the Series B Preferred Stock, except that under the terms of the Series A Preferred Stock: (i) the right to elect two additional directors does not accrue until dividends on the Series A Preferred Stock are cumulatively in arrears in the amount of six or more full quarterly dividends;
and (ii) no provision is made for voting on any matters as a single class separate and apart from Parity Stock. See "Description of Series B Preferred Stock -- Voting Rights."

    At the option of the holders of the Series A Preferred Stock, such shares may be converted into shares of Common Stock of the Corporation at the then applicable conversion rate. The present conversion rate is 1.179 shares of Common Stock for each share of Series A Preferred Stock (equivalent to a conversion price of $42.40 per share). The conversion price is subject to adjustment in certain events, including stock dividends, subdivisions, splits and combinations, and certain other distributions of rights or warrants to purchase Common Stock at less than the then current market price (as defined), and distributions to all holders of Common Stock of evidences of indebtedness or assets of the Corporation other than cash out of earned surplus. This conversion price has been adjusted under this provision since the Corporation has paid dividends on its Common Stock notwithstanding the deficit in its earned surplus account.

    The Series A Preferred Stock is exchangeable in whole but not in part at the option of the Corporation on any dividend payment date for the Corporation's 8.20% Convertible Subordinated Debentures due October 31, 2011 (the "Debentures") at a rate of $50 principal amount of the Debentures plus cash in the amount of accrued but unpaid dividends, if any, for each share of Series A Preferred Stock.

    The Series A Preferred Stock is redeemable at the option of the Corporation for cash, as a whole or in part, at redemption prices declining to $50 per share on October 31, 1996, plus accrued and unpaid dividends to the redemption date. The Corporation may not purchase or redeem less than all the Series A Preferred
Stock and any other series of Parity Stock if, as of such time, the Corporation has failed to pay all accrued and unpaid dividends thereon.

    In case of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, holders of any shares of Series A Preferred Stock are entitled to receive $50 per share, plus an amount equal to any dividends accrued and unpaid to the payment date, before any distribution is made to the holders of any junior stock, and no more.

Series C Preferred Stock

    Subject to the limitations discussed herein, the holders of the Series C Preferred Stock are entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cumulative dividends from the date of issue thereof at the annual rate of $5.00 per share and no more, payable quarterly, in arrears, on January 31, April 30, July 31 and October 31 in each year. Unless full cumulative dividends on all outstanding Series C Preferred Stock and any other class of preferred stock ranking on a parity with the Series C
Preferred Stock have been paid, the Corporation will not declare or pay any dividend on or set aside or apply any amount to the redemption or purchase of, any shares of the Common Stock or on any other class of stock ranking junior to the Series C
Preferred Stock (except for dividends payable only in, or rights to subscribe for or purchase, shares of junior stock).


    Holders of Series C Preferred Stock have limited voting rights similar to those of the Series B Preferred Stock except that under the terms of the Series C Preferred Stock no provision is made for voting on any matters as a single class separate and apart from Parity Stock. See "Description of Series B
Preferred Stock -- Voting Rights."


    At the option of the holders of the Series C Preferred Stock, such shares may be converted into shares of Common Stock of the Corporation at the then applicable conversion rate. The present conversion rate is 4.158 shares of Common Stock for each share of Series C Preferred Stock (equivalent to a conversion price of $12.025 per share). The conversion price is subject to adjustment in certain events, including stock dividends, subdivisions, splits and combinations, and certain other distributions of rights or warrants to purchase Common Stock at less than the then current market price (as defined), and distributions to all holders of Common Stock of evidences of indebtedness or assets of the Corporation (other than regular quarterly Common Stock dividends consistent with the Corporation's current dividend policy and future dividends payable out of consolidated earned surplus or current earnings).
 The conversion price is also subject to further adjustment in the event of certain transactions pursuant to a plan under which all or substantially all the Common Stock is to be exchanged or converted into the right to receive cash, securities or other assets.


    The Series C Preferred Stock is redeemable, commencing on June 13, 1994, at the option of the Corporation for cash, as a whole or in part, at redemption prices declining to $50 per share on June 13, 2001, plus accrued and unpaid dividends to the redemption date. The Corporation may not purchase or redeem less than all the Series C Preferred Stock and any other series of Parity Stock if, as of such time, the Corporation has failed to pay all accrued and unpaid dividends thereon.

    In case of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, holders of any shares of Series C Preferred Stock are entitled to receive $50 per share, plus an amount equal to any dividends accrued and unpaid to the payment date, before any distribution is made to the holders of any Junior Stock.

Shareholder Rights Plan

    The Corporation has a shareholder rights plan (the "Plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of the Corporation without offering a fair price to all of the Corporation's stockholders. Under the Plan, each outstanding share of the Corporation's Common Stock has one preferred share purchase right (a "Right") expiring in 1997. Each Right entitles the registered holder to purchase 1/100 of a share of Junior
Preferred Stock for $140. The Rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of Common Stock. At that time, the Rights may be exercised for Common Stock having a value of twice the exercise price. Under certain conditions, the Rights also become exercisable into shares of Common Stock of a purchaser having a value of twice the exercise price. The Corporation will generally be entitled to redeem the Rights, at $.05 per Right, any time before the tenth day after a 20% position in the Corporation is acquired. The Form 8-A setting forth a description of the Plan is included in the exhibit to the Registration Statement of which this Prospectus is a part which sets forth the Corporation's Charter. Such exhibit is incorporated by reference herein.

Special Statutory Requirements for Certain Transactions

    Business Combination Statute. The Maryland General Corporation Law establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders" unless exemptions are applicable. "Interested stockholders" are all persons owning beneficially, directly or indirectly, more than 10% of the outstanding voting stock of a Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the special voting requirements. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. The Corporation has not adopted any such amendment to its Charter.

    Control Share Acquisition Statute. The Maryland law imposes limitations on the voting rights in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33 1/3% and 50% acquisition levels, and requires a two-third stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or by-laws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or by-laws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter or by-law provision is adopted for such purpose prior to the control share acquisition. There are no such provisions in the Charter or by-laws of the Corporation.

    Reference is made to the full text of the foregoing statutes for their entire terms, and the partial summary contained in this Prospectus is not intended to be complete.

Insurance Acquisitions Disclosure and Control Act

    Under the Maryland Insurance Code, unless certain filings are made with the State Insurance Commissioner, no person may acquire any voting security or security convertible into a voting security of an insurance holding company, such as the Corporation, which controls one or more Maryland insurance companies if, as a result of such acquisition, such person would "control" such insurance holding company. The acquisition may not proceed unless it has been approved by the Maryland
Insurance Commissioner within 60 days after such filings have been submitted. "Control" is presumed to exist if a person, directly or indirectly, owns or controls 10% or more of the voting securities of another person. This presumption may be rebutted by establishing by a preponderance of evidence that control does not exist in fact.

    Reference is made to the full text of the statute for its entire terms, and this partial summary is not intended to be complete.

                               LEGAL MATTERS

    The legal validity of the Series B Preferred Stock and the Common Stock issuable upon conversion thereof to which this Prospectus relates will be passed upon for the Corporation by John A. MacColl, Esquire, Senior Vice President-General Counsel of the Corporation. Mr. MacColl owns shares of Common Stock and options to acquire such shares aggregating less than 0.1% of the Corporation's outstanding Common Stock.

                                 EXPERTS

    The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to Form 10-K for the year ended December 31, 1992 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    With respect to the unaudited condensed consolidated interim financial information for the three month periods ended March
31, 1993 and March 31, 1992, for the six month and three month periods ended June 30, 1993 and June 30, 1992, and for the nine month and three month periods ended September 30, 1993 and 1992, incorporated by reference in this Prospectus, Ernst & Young has reported that they have applied limited procedures in accordance with professional standards for a review of such information.
However, their separate reports, included in the Corporation's
Quarterly Report on Form 10-Q for the quarters ended March 31,
1993, June 30, 1993, and September 30, 1993 and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

    No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Corporation or the Selling Stockholder. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Corporation since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             TABLE OF CONTENTS

                                                    Page
Available Information                               2
Incorporation of Certain Documents by
  Reference                                         2
The Corporation                                     3
Special Considerations                              3
Ratio of Consolidated Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends                         4
Use of Proceeds                                     4
Selling Stockholder                                 4
Plan of Distribution                                5
Description of Series B Preferred Stock             6
Description of Capital Stock                       11
Legal Matters                                      14
Experts                                            15

                               250,000 Shares

                             USF&G Corporation


                         $10.25 Series B Cumulative
                         Convertible Preferred Stock


                               ____________

                                PROSPECTUS
                               ____________

                                 PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    The following table sets forth the estimated expenses in connection with the offering of the Series B Preferred Stock other than underwriting discounts and commissions:

        SEC Registration Fee                         $11,725
        Blue Sky Fees and Expenses                       100
        Accounting Fees and Expenses                   7,500
        Legal Fees and Expenses                       10,000
        Fees and Expenses of Transfer Agent            6,000
        Miscellaneous                                    675
            TOTAL                                    $36,000

All of the foregoing expenses will be borne by the Corporation.

Item 15.  Indemnification of Directors and Officers.


     1.  Statutory Provisions.

         Section 2-418 of the Maryland General Corporation Law relating to indemnification of officers and directors is incorporated herein by reference to Item 15, Part II of the Corporation's Registration Statement on Form S-3, Registration Number 33-51859.

      2.  Charter Provisions.

          The Corporation has provided for indemnification of its directors and officers by the provisions of Article NINTH, Section 5 of its charter, as follows:

          (5) The Corporation shall indemnify (a) its directors to the full extent provided by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with such law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.

      3.  Insurance.

           As permitted under Subsection (k) of Section 2-418 of the Corporations and Associations Article of the Maryland Code, incorporated by reference above, the Corporation has purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such whether or not the Corporation would have the power to indemnify such persons under the provisions of Maryland law governing indemnification.




Item 16. Exhibits.

    The following exhibits are filed as part of this Registration
Statement (including incorporation by reference):

    Exhibit
    Number                       Exhibit

    4.1 Charter of USF&G Corporation (incorporated by reference to Exhibit 3(a), Registration Statement on Form S-14, No. 2-73339; Exhibit 3(a), Amendment No. 2 on Form 8 to Form 8-B, filed June 22, 1984; Exhibit 2, Amendment No. 1 on Form 8 to Form 8-A, filed July 31, 1986; Exhibit A to Exhibit 1 to Form 8-A filed September 21, 1987; Exhibit 4.3, Amendment No. 3 to Registration Statement on Form S-3, No. 33-40492, filed June 13, 1991; and Exhibit 19, Form 10-Q for the quarter ended March 31, 1992, filed May 15, 1992).

    4.2 Amended By-laws of USF&G Corporation (incorporated by reference to Exhibit 3B, 1985 Annual Report on Form 10-K).

    4.3 Articles Supplementary to the Charter of the Corporation classifying the $10.25 Series B Cumulative Convertible Preferred Stock (previously filed).

    4.4       Stock Purchase Agreement dated June 3, 1991 (previously filed).

    5 Opinion and Consent of John A. MacColl, Esquire, Senior Vice President, General Counsel as to Legality (previously filed).

    12 Statement regarding computation of the Corporation's ratios of consolidated earnings to combined fixed charges and preferred stock dividends (incorporated by reference to Exhibit 12 to the Corporation's 1992 Annual Report on Form 10-K, 1991 Annual Report on Form 10-K, and 1990 Annual Report on Form
              10-K and Quarterly Report on Form 10-Q for the nine months ended September 30, 1993).

    15 Acknowledgment of Ernst & Young re: unaudited interim financial information.

    23        Consent of Ernst & Young.

    24        Power of Attorney of the Board of Directors (previously filed).

    28 Information from reports furnished to state insurance regulatory authorities (incorporated by reference to Exhibit 29 to the Corporation's 1992 Annual Report on Form 10-K).


Item 17.  Undertakings

    Rule 415 Offering. The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

        (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
        (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and
        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Incorporation of Subsequent Exchange Act Documents. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement Number 33-50825 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on the 18th day of January, 1994.



                                     USF&G CORPORATION



                                     By:  NORMAN P. BLAKE, JR.
                                          --------------------
                                          Norman P. Blake, Jr.
                                          Chairman of the Board,
                                          President and
                                          Chief Executive Officer







    Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement Number 33-50825 has been signed by the following persons in the capacities indicated on the 18th day of January 1994.

         Signature                                Title

                              Director, Chairman of the Board, President and
    NORMAN P. BLAKE, JR.                 Chief Executive Officer
    --------------------
    Norman P. Blake, Jr.



                                         Executive Vice President,
                                        Chief Financial Officer and
    DAN L. HALE                         Principal Accounting Officer
    -----------
    Dan L. Hale


    A Majority of the Board of Directors:

      H. Furlong Baldwin, Michael J. Birck, Norman P. Blake, Jr.,
George L.  Bunting, Jr.,  Robert E.  Davis, Rhoda M. Dorsey, Dale F.  Frey,
Robert E. Gregory, Jr., Robert J. Hurst, Wilbur G. Lewellen, Henry A. Rosenberg, Jr., Larry P. Scriggins, Anne Marie Grimes Whittemore and George
S.  Wills.


By:  NORMAN P. BLAKE, JR.                 January 18, 1994
    (Norman P. Blake, Jr.
     Attorney-in-Fact)

                               EXHIBIT INDEX

    Exhibit
    Number                         Exhibit                            Page No.


    4.1     Charter of USF&G Corporation (incorporated by reference to    ---
            Exhibit 3(a), Registration Statement on Form S-14, No.
            2-73339; Exhibit 3(a), Amendment No. 2 on Form 8 to Form
            8-B, filed June 22, 1984; Exhibit 2, Amendment No. 1 on
            Form 8 to Form 8-A, filed July 31, 1986;  Exhibit A to
            Exhibit 1 to Form 8-A filed September 21, 1987; and Exhibit
            4.3, Amendment No. 3 to Registration Statement on Form
            S-3, No. 33-40492, filed June 13, 1991; and Exhibit 19, Form
            10-Q for the quarter ended March 31, 1992, filed May 15, 1992).


    4.2     Amended By-laws of USF&G Corporation (incorporated by         ---
            reference to Exhibit 3B, 1985 Annual Report on Form 10-K).

    4.3 Articles Supplementary to the Charter of the Corporation classifying the $10.25 Series B Cumulative Convertible Preferred Stock (previously filed).

    4.4     Stock Purchase Agreement dated June 3, 1991 (previously filed).

    5 Opinion and Consent of John A. MacColl, Esquire, Senior Vice President, General Counsel as to Legality (previously filed).

    12      Statement regarding computation of the Corporation's ratios   ---
            of consolidated earnings to combined fixed charges and preferred stock dividends (incorporated by reference to Exhibit 12 to the Corporation's 1992 Annual Report on Form 10-K, 1991 Annual Report on Form 10-K and 1990 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the nine months ended September 30, 1993).

    15 Acknowledgment of Ernst & Young re: unaudited interim financial information.

    23      Consent of Ernst & Young.

    24      Power of Attorney of the Board of Directors                   ---
            (previously filed).

    28      Information from reports furnished to state insurance         ---
            regulatory authorities (incorporated by reference to Exhibit
            29 to the Corporation's Annual Report on Form 10-K).